TRUST FOR PROFESSIONAL MANAGERS
AMENDED AND RESTATED RULE 18f-3 MULTIPLE CLASS PLAN

on behalf of

CrossingBridge Low Duration High Yield Fund
CrossingBridge Ultra-Short Duration Fund
CrossingBridge Responsible Credit Fund
CrossingBridge Nordic High Income Bond Fund

Trust for Professional Managers (the “Trust”), on behalf of its series, the CrossingBridge Low Duration High Yield Fund, CrossingBridge Ultra-Short Duration Fund, CrossingBridge Responsible Credit Fund, and CrossingBridge Nordic High Income Bond Fund (each, a Fund and together, the “Funds”), has elected to rely on Rule 18f‑3 under the Investment Company Act of 1940, as amended (the “1940 Act”), in offering multiple classes of shares of the Funds. A majority of the Board of Trustees of the Trust (the “Board of Trustees”), including a majority of the Trustees who are not “interested persons” of the Trust (as defined in the 1940 Act), has determined in accordance with Rule 18f-3(d) that the following plan (the “Plan”) is in the best interests of each class individually and each Fund as a whole:

1.Class Designation. The CrossingBridge Low Duration High Yield Fund will offer two classes of shares to be known as Retail Class shares and Institutional Class shares (each, a “Class,” and collectively, the “Classes”). The CrossingBridge Ultra-Short Duration Fund, CrossingBridge Responsible Credit Fund and CrossingBridge Nordic High Income Bond Fund will each offer one class of shares to be known as Institutional Class shares.

2.Class Characteristics. Each Class will represent interests in the same portfolio of investments and will be identical in all respects to each other Class, except as set forth below:

Retail Class: Retail Class shares will be subject to a Rule 12b-1 distribution plan (the “Distribution Plan”) adopted pursuant to Rule 12b‑1 under the 1940 Act, which provides for an Rule 12b‑1 distribution fee of 0.25% of the average daily net assets of the Fund attributable to Retail Class shares, computed on an annual basis. The Distribution Plan fees for the Retail Class shares will be used to pay the Fund’s distributor a distribution fee for promoting and distributing Retail Class shares and for providing shareholder services and others who render assistance in distributing or promoting Retail Class shares. Retail Class shares are also subject to a Shareholder Servicing Plan, which provides for a shareholder servicing fee not to exceed 0.15% of the average daily net assets of the Fund attributable to Retail Class shares, computed on an annual basis. The Shareholder Servicing Plan is designed to compensate financial intermediaries and other persons for certain personal services for shareholders and/or the maintenance of shareholder accounts. Retail Class shares are not subject to any sales charges.

Institutional Class: Institutional Class shares will be offered for sale at net asset value and are not subject to any sales charges or Rule 12b-1 distribution fees. Institutional Class shares are subject to a Shareholder Servicing Plan, which provides for a shareholder servicing fee not to exceed 0.15% of the average daily net assets of the Funds, attributable to Institutional Class shares, computed on an annual basis. The Shareholder Servicing Plan is designed to compensate financial intermediaries and other persons for certain personal services for shareholders and/or the maintenance of shareholder accounts.

3.Expense Allocations. The following expenses for the Funds will be allocated on a Class-by-Class basis, to the extent applicable and practicable: (i) fees under the Distribution Plan and Shareholder Servicing Plan; (ii) accounting, auditor, litigation or other legal expenses relating solely to a particular Class; and (iii) expenses incurred in connection with shareholder meetings as a result of issues relating to a particular Class. Income, realized and unrealized capital gains and losses, and expenses of the Fund not allocated to a particular Class will be allocated on the basis of the net asset value of each Class in relation to the net asset value of the Funds. Notwithstanding the foregoing, a service provider for the Funds may waive or reimburse the expenses of a specific Class or Classes to the extent permitted under Rule 18f-3 of the 1940 Act.
4.Conversions. There are no conversion features associated with Retail Class or Institutional Class shares.

5.General. Shares of each Class will have equal voting rights and liquidation rights, and are voted in the aggregate and not exclusively by Class except in matters where a separate vote is required by the 1940 Act, or when the matter affects only the interest of a particular Class, such as each Class’ respective arrangements under Rule 18f-3 of the 1940 Act. Each Class will have in all other respects the same rights and obligations as each other Class. On an ongoing basis, the Board of Trustees will monitor the Plan for any material conflicts between the interests of the Classes of shares. The Board of Trustees will take such action as is reasonably necessary to eliminate any conflicts that develop. The Funds’ investment adviser and distributor will be responsible for alerting the Board of Trustees to any material conflicts that may arise. Any material amendment to this Plan must be approved by a majority of the Board of Trustees, including a majority of the trustees who are not interested persons of the Trust, as defined in the 1940 Act. This Plan is qualified by and subject to the then current prospectus for the applicable Class, which contains additional information about that Class.

Adopted on: February 19, 2021
Amended and Restated on: January 24, 2023 and August 15, 2024